Exhibit 99.3

Land O'Lakes, Inc.

              NEWS RELEASES

-----------------
ANNUAL REPORT

NEWS RELEASES

MEDIA CONTACTS
-----------------

              Land O'Lakes Reports Fourth-Quarter/Year-End Results

            Strong fourth-quarter performance contributes to 2006 net
                            earnings of $89 million,
                           net sales of $7.3 billion

Feb. 15, 2007 (Arden Hills, Minn.) ... Land O'Lakes, Inc., today reported its fourth-quarter and 2006 full-year financial results, while also commenting on individual business unit performance. The company reported a strong fourthquarter, with $1.9 billion in sales and net earnings of $44.5 million, compared to $2.0 billion in sales and net loss of $1.6 million for the fourth quarter of 2005.

Full-year sales were $7.3 billion, with net earnings of $88.7 million, compared to sales of $7.6 billion and net earnings of $128.9 million for 2005. Net earnings for 2005, however, included a $69.7-million gain (net of related expenses and taxes) on the company's sale of its ownership position in CF Industries, Inc. Excluding that gain, net earnings were up 50 percent.

Total EBITDA (Earnings Before' Interest, Taxes, Depreciation and Amortization) was $95.4 million for the quarter, more than double fourth-quarter 2005 EBITDA of $41.1 million. Full-year EBITDA for 2006 was $250.1 million; compared to $311.6 million one year ago. Like net earnings, 2005 Total EBITDA includes last year's gain on the CF Industries sale.

The company also reports Normalized EBITDA (which excludes the effects of unrealized hedging, significant asset sales or impairments, legal settlements, debt extinguishment costs and other special items). Normalized EBITDA for the quarter was' $67.3 million, up 56 percent from the $56.0 million achieved in the fourth quarter of 2005. Full-year Normalized EBITDA was $240.7 million, up 3 percent from 2005's $232.8 million.

Company officials indicated 2006 saw measurably improved performance in all business segments except agronomy, continued balance sheet improvement and positive fourth-quarter momentum.

LAND O'LAKES 2006 RESULTS

Balance Sheet
Total balance sheet debt, including capital leases, was $708,3 million at the end of 2006, a $38.9-million improvement over December 31, 2005.

The company also improved its Long-Tenn-Debt to Capital ratio, which was at 40.1 percent as of December 31, 2006, versus 41.6 percent at the end of 2005. The company maintained strong liquidity, ending the year with a combination of cash-on-hand and unused borrowing authority of approximately $451 million.

Business Unit Performance
Dairy Foods